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                          June 26, 2023

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed June 14, 2023
                                                            File No. 333-268561

       Dear Oleg Bilinski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2023 letter.

       Amendment No. 6 to Form S-1 filed June 14, 2023

       Use of Proceeds, page 19

   1. We note that you have added a row to the use of proceeds table entitled "Software
                                                        Acquisition" and have
included amounts ranging from $5,500 to $30,000 based on the percentage of shares
sold in the offering. However, we also note that the Software
                                                        Purchase Agreement
dated April 17, 2023, reflects a one-time payment of $9,000 to be paid by the company to
Zoltaron Data Technics SDN. BHD. Please revise your disclosure to explain this row of
the use of proceeds table.
 Oleg Bilinski
Mag Magna Corp.
June 26, 2023
Page 2
Business
Overview, page 25

2. As previously requested, where you discuss the MAGA and CHASIS components please revise your disclosure to clarify that the company will not be selling these components, or any physical products, to future customers.
Material Agreements
Software Purchase Agreement, page 30

3. Please revise your disclosure regarding the Software Purchase Agreement to name the counter party to the agreement and the purchase price paid by the company for the software.
       You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameOleg Bilinski
                                                           Division of
Corporation Finance
Comapany NameMag Magna Corp.
                                                           Office of Life
Sciences
June 26, 2023 Page 2
cc:       Roger D. Linn
FirstName LastName